EXHIBIT 15.1
January 28, 2011
The Board of Directors
McMoRan Exploration Co.
We are aware of the incorporation by reference in the Registration Statement on Form S-3 and related Prospectus of McMoRan Exploration Co. for the registration of 5.75% Convertible Perpetual Preferred Stock Series 1, and 4% Convertible Senior Notes due 2017 of our reports dated May 10, 2010, August 9, 2010, and November 9, 2010 relating to the unaudited condensed consolidated interim financial statements of McMoRan Exploration Co. that are included in its Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively.
Very truly yours,
/s/ Ernst & Young LLP